STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA	TELEPHONE: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

September 1, 2005

William Choi

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Room 1580

Washington, D.C. 20549-0405

Re:	Renovo Holdings
Your Letter of August 30, 2005

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Filed May 20, 2005

File No. 0-49634

Dear Mr. Choi:

This correspondence is in response to your letter dated August 30, 2005 in reference to our filing of the Form 10-KSB for the fiscal year ended December 31, 2004 filed on May 20, 2005 (your File Number 0-49634) and Form 8-K filed on August 16, 2005 on behalf of Renovo Holdings (“Renovo”).

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form 10-KSB and Form 8-K.

Renovo Holdings/SEC Comment Response

September 1, 2005

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Response:

We will comply with your request and include additional disclosures or revisions made pursuant to your comments below in future filings if applicable.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Independent Auditors Report

2.

Please obtain and file a revised audit report that indicates that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). Your auditor may not modify this language. See Commission Release 34-49707 dated May 14, 2004 and PCAOB Release 2003-025 (particularly Section B.2) issued December 17, 2003 for guidance.

Response:

We have obtained and filed a revised audit report that indicates that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB).

Statement of Cash Flows, page F-5

3.	It appears that the $116,800 fiscal year 2003 “Issuance of common stock” should be classified in the operating activities line item “Stock Issued for services.” Please revise or advise.

Response:

We have revised our Statement of Cash Flows to comply with your request.

Item 4.01 Form 8-K filed August 16, 2005

4.

The Exhibit 16 letter included with the Item 4.01 Form 8-K filed August 16, 2005 states that the former accountants were notified of their dismissal on August 16, 2005; however, the filing reports the date of dismissal as August 12, 2005. Please tell us if there were any disagreements or reportable events in the four-day intervening period. Please revise the filing to clarify why the dates are different. If you made the decision on August 12, 2005 but did not notify the former accountants until August

Renovo Holdings/SEC Comment Response

September 1, 2005

16, 2005, the filing should state this fact and should disclose any reportable events or disagreements through the August 16, 2005 date. Please revise or advise.

Response:

We have amended our Form 8-K filed August 16, 2005 to revise Item 4.01 as follows:

On August 12, 2005, the Registrant dismissed Beckstead and Watts, LLP as its independent auditor and appointed Jaspers + Hall, PC, as their independent accountants for the year ending December 31, 2005. On August 16, 2005, the Registrant notified Beckstead and Watts, LLP of their termination. This is a change of accountants recommended and approved by the Registrant’s sole officer and director. During the most recent two fiscal years and the portion of time preceding the decision to engage Jaspers + Hall, PC, neither the Registrant nor anyone engaged on its behalf has consulted with Jaspers + Hall, PC regarding (i) either the application of accounting principals to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant’s financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(10(iv) of Regulation S-B) or a reportable event.

The audit reports issued by Beckstead and Watts, LLP with respect to the Registrant’s financial statements for the fiscal years ended December 31, 2004 and 2003 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principals, except for Beckstead and Watts, LLP’s issuance of going concern opinions on the financial statements for the fiscal years ended December 31, 2004 and 2003. From October 18, 2000 (inception) through August 16, 2005, when Beckstead and Watts, LLP was notified of their dismissal as the Registrant’s independent account, there were no disagreements between the Registrant and Beckstead and Watts, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Beckstead and Watts, LLP would have caused it to make a reference to the subject matter of the disagreement in connection with its audit report. Between August 12, 2005, the date the Registrant engaged Jaspers + Hall, PC, and August 16, 2005, the date Beckstead and Watts, LLP was notified of their termination, no reportable events or disagreements occurred between the Registrant and Beckstead and Watts, LLP.

5.

Please revise the second paragraph of the Item 4.01 Form 8-K filed August 16, 2005. Your filing states that the audit reports were not modified; however, the 2004 report contains a going concern modification. You should revise the filing to state this fact in your disclosure. Also, please revise to clarify that the disclosure covers both the report on the 2004 financial statements and the report on the 2003 financial statements. If the 2003 report was modified you should disclose the fact. See Item 304(a)(1)(ii) of Regulation S-B.

Response:

Renovo Holdings/SEC Comment Response

September 1, 2005

We have revised the second paragraph of Item 4.01 Form 8-K filed August 16, 2005 to includ the following: “...except for Beckstead and Watts, LLP’s issuance of going concern opinions on the financial statements for the fiscal years ended December 31, 2004 and 2003.”

Please advise if we can be of any further assistance.

Yours truly,

/s/Donald J. Stoecklein

Donald J. Stoecklein

/rv